UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: May 3, 2017

UBS AG

Commission File Number: 1-15060

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the First Quarter 2017 Report of UBS AG, which appears immediately following this page.

UBS AG

First quarter 2017  report

3	Introduction

1.	Risk and capital management
6	Risk management and control
7	Capital management

2.	Consolidated financial statements
13	UBS AG interim consolidated financial statements (unaudited)

Appendix
50	Cautionary statement

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Corporate calendar UBS AG

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© UBS 2017. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

First quarter 2017  report

UBS AG consolidated key figures

	As of or for the quarter ended
CHF million, except where indicated	31.3.17	31.12.16	31.3.16

Results
Operating income	7,560	7,118	6,855
Operating expenses	5,919	6,373	5,876
Operating profit / (loss) before tax	1,641	745	979
Net profit / (loss) attributable to shareholders	1,231	638	713

Key performance indicators¹
Profitability
Return on tangible equity (%)	10.8	5.6	6.0
Cost / income ratio (%)	78.3	89.2	85.7
Growth
Net profit growth (%)	72.7	(32.8)	(64.8)
Net new money growth for combined wealth management businesses (%)	3.9	(1.1)	5.9
Resources
Common equity tier 1 capital ratio (fully applied, %)²	14.9	14.5	14.9
Going concern leverage ratio (fully applied, %)³	4.2	4.2

Additional information
Profitability
Return on equity (RoE) (%)	9.3	4.8	5.1
Return on risk-weighted assets, gross (%)⁴	13.6	13.0	13.0
Return on leverage ratio denominator, gross (%)⁴	3.4	3.3	3.0
Resources
Total assets	910,924	935,353	968,158
Equity attributable to shareholders	51,990	53,662	55,660
Common equity tier 1 capital (fully applied)²	33,137	32,447	32,118
Common equity tier 1 capital (phase-in)²	36,629	39,474	38,762
Risk-weighted assets (fully applied)²	222,207	223,232	214,973
Common equity tier 1 capital ratio (phase-in, %)²	16.4	17.5	17.8
Going concern capital ratio (fully applied, %)³	16.6	16.3
Going concern capital ratio (phase-in, %)³	21.2	22.6
Gone concern loss-absorbing capacity ratio (fully applied, %)³	15.4	13.3
Leverage ratio denominator (fully applied)²	882,670	870,942	907,277
Common equity tier 1 leverage ratio (fully applied, %)²	3.8	3.7	3.5
Going concern leverage ratio (phase-in, %)³	5.4	5.8
Gone concern leverage ratio (fully applied, %)³	3.9	3.4
Other
Invested assets (CHF billion)⁵	2,934	2,821	2,618
Personnel (full-time equivalents)⁶	55,972	56,208	58,053

1 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    2 Refer to the “Capital management” section of the UBS Group first quarter 2017 report for more information.    3 Based on the revised Swiss SRB framework that became effective on 1 July 2016. Refer to the “Capital management” section of the UBS Group first quarter 2017 report for more information.    4 Based on fully applied risk-weighted assets and leverage ratio denominator.    5 Includes invested assets for Personal & Corporate Banking.    6 As of 31 March 2017, the breakdown of personnel by business division and Corporate Center unit was: Wealth Management: 9,657; Wealth Management Americas: 13,525; Personal & Corporate Banking: 5,076; Asset Management: 2,297; Investment Bank: 4,708; CC – Services: 20,507; CC – Group ALM: 139; CC – Non-core and Legacy Portfolio: 63.

Introduction

Structure of this report

Following the establishment of UBS Group AG as the holding company for the UBS Group and the parent company of UBS AG, UBS Group AG is the primary financial reporting entity for the UBS Group. 100% of UBS AG’s issued shares are held by UBS Group AG, and UBS AG's shares are no longer publicly traded following delisting from the New York Stock Exchange and SIX Swiss Exchange in 2015. Financial information for UBS AG consolidated does not differ materially from that for UBS Group AG consolidated.

This report includes risk and capital management information for UBS AG consolidated and the interim consolidated financial statements of UBS AG for the quarter ended 31 March 2017. Selected financial and regulatory information for UBS AG standalone is provided in the “Significant regulated subsidiary and sub-group information” section of the UBS Group first quarter 2017 report.

→   Refer to the UBS Group first quarter 2017 report in “Quarterly reporting” at www.ubs.com/investors  for more information

Dividend payment from UBS AG to UBS Group AG

On 2 March 2017, the Annual General Meeting of Shareholders of UBS AG approved an ordinary dividend distribution of CHF 2,250 million out of its capital contribution reserve to its shareholder, UBS Group AG.

Comparison UBS Group AG consolidated vs UBS AG consolidated

The table on the following page contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated.

The accounting policies applied under International Financial Reporting Standards (IFRS) to both UBS Group AG and UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences that relate to:

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG, but not of UBS AG. UBS AG’s assets, liabilities, operating income, and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements.

–   Total equity of UBS Group AG consolidated was higher than total equity of UBS AG consolidated as of 31 March 2017, primarily reflecting dividends paid by UBS AG to UBS Group AG.

–   Preferred notes issued by UBS AG are presented in the consolidated UBS Group AG balance sheet as equity attributable to non-controlling interests (NCI), while in the consolidated UBS AG balance sheet, these preferred notes are required to be presented as equity attributable to preferred noteholders.

–   Fully applied going concern capital of UBS AG consolidated was lower than fully applied going concern capital of UBS Group AG consolidated as of 31 March 2017, reflecting lower additional tier 1 (AT1) capital, partly offset by higher common equity tier 1 (CET1) capital. The difference in CET1 capital was primarily due to compensation-related regulatory capital accruals, liabilities and capital instruments that are reflected on the level of UBS Group AG. The difference in AT1 capital relates to the issuances of AT1 capital notes by UBS Group AG, as well as Deferred Contingent Capital Plan awards granted for the performance years 2014, 2015 and 2016.

→   Refer to the “Capital management” section of this report for more information on differences in the loss-absorbing capacity between UBS Group AG consolidated and UBS AG consolidated

→   Refer to the “Recent developments” section of the UBS Group first quarter 2017 report for information on the transfer of shared services functions from UBS AG to UBS Business Solutions AG beginning in the second quarter of 2017

Introduction

Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)
	As of or for the quarter ended 31.3.17			As of or for the quarter ended 31.12.16
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

Income statement
Operating income	7,532	7,560	(28)	7,055	7,118	(63)
Operating expenses	5,842	5,919	(77)	6,308	6,373	(65)
Operating profit / (loss) before tax	1,690	1,641	49	746	745	1
of which: Wealth Management	639	630	9	368	368	0
of which: Wealth Management Americas	301	286	15	339	338	1
of which: Personal & Corporate Banking	418	418	0	374	375	(1)
of which: Asset Management	103	103	0	144	144	0
of which: Investment Bank	480	443	37	306	304	2
of which: Corporate Center	(251)	(239)	(12)	(784)	(783)	(1)
of which: Services	(222)	(222)	0	(315)	(307)	(8)
of which: Group ALM	63	76	(13)	(144)	(150)	6
of which: Non-core and Legacy Portfolio	(93)	(93)	0	(325)	(326)	1
Net profit / (loss)	1,315	1,277	38	637	639	(2)
of which: net profit / (loss) attributable to shareholders	1,269	1,231	38	636	638	(2)
of which: net profit / (loss) attributable to preferred noteholders		46	(46)		0	0
of which: net profit / (loss) attributable to non-controlling interests	47	1	46	1	1	0

Statement of comprehensive income
Other comprehensive income	(649)	(651)	2	(566)	(566)	0
of which: attributable to shareholders	(649)	(652)	3	(553)	(553)	0
of which: attributable to preferred noteholders		(2)	2		(12)	12
of which: attributable to non-controlling interests	0	2	(2)	(13)	(1)	(12)
Total comprehensive income	666	626	40	71	73	(2)
of which: attributable to shareholders	620	579	41	83	85	(2)
of which: attributable to preferred noteholders		44	(44)		(12)	12
of which: attributable to non-controlling interests	47	2	45	(12)	0	(12)

Balance sheet
Total assets	909,608	910,924	(1,316)	935,016	935,353	(337)
Total liabilities	855,268	858,255	(2,987)	880,714	881,009	(295)
Total equity	54,340	52,669	1,671	54,302	54,343	(41)
of which: equity attributable to shareholders	53,661	51,990	1,671	53,621	53,662	(41)
of which: equity attributable to preferred noteholders		641	(641)		642	(642)
of which: equity attributable to non-controlling interests	679	38	641	682	40	642

Capital information
Common equity tier 1 capital (fully applied)	31,311	33,137	(1,826)	30,693	32,447	(1,754)
Common equity tier 1 capital (phase-in)	34,841	36,629	(1,788)	37,788	39,474	(1,686)
Going concern capital (fully applied)	40,317	36,919	3,398	39,844	36,294	3,550
Going concern capital (phase-in)	51,658	47,344	4,314	55,593	51,084	4,509
Risk-weighted assets (fully applied)	221,785	222,207	(422)	222,677	223,232	(555)
Common equity tier 1 capital ratio (fully applied, %)	14.1	14.9	(0.8)	13.8	14.5	(0.7)
Common equity tier 1 capital ratio (phase-in, %)	15.6	16.4	(0.8)	16.8	17.5	(0.7)
Going concern capital ratio (fully applied, %)	18.2	16.6	1.6	17.9	16.3	1.6
Going concern capital ratio (phase-in, %)	23.2	21.2	2.0	24.7	22.6	2.1
Gone concern loss-absorbing capacity ratio (fully applied, %)	15.0	15.4	(0.4)	13.2	13.3	(0.1)
Leverage ratio denominator (fully applied)	881,183	882,670	(1,487)	870,470	870,942	(472)
Common equity tier 1 leverage ratio (fully applied, %)	3.6	3.8	(0.2)	3.5	3.7	(0.2)
Going concern leverage ratio (fully applied, %)	4.6	4.2	0.4	4.6	4.2	0.4
Going concern leverage ratio (phase-in, %)	5.8	5.4	0.4	6.4	5.8	0.6
Gone concern leverage ratio (fully applied, %)	3.8	3.9	(0.1)	3.4	3.4	0.0

Risk and capital management

Management report

Risk management and control

Risk management and control

UBS AG consolidated risk profile

The risk profile of UBS AG consolidated does not differ materially from that of UBS Group AG consolidated, and risk information provided in the UBS Group first quarter 2017 report is equally applicable to UBS AG consolidated.

The credit risk profile of UBS AG consolidated differs from that of UBS Group AG consolidated primarily in relation to receivables of UBS AG and UBS Switzerland AG from UBS Group AG. As a result of these receivables, total banking products exposure of UBS AG consolidated as of 31 March 2017 was CHF 1.6 billion or 0.3% higher than the exposure of UBS Group, compared with CHF 0.6 billion or 0.1% as of 31 December 2016.

→   Refer to the “Risk management and control” section of the UBS Group first quarter 2017 report for more information

Capital management

Swiss SRB requirements and information

UBS is considered a systemically relevant bank (SRB) under Swiss banking law and both UBS Group AG and UBS AG are, on a consolidated basis, required to comply with regulations based on the Basel III framework as applicable for Swiss SRBs.

The Swiss SRB framework and requirements applicable to UBS AG consolidated are consistent with those applicable to UBS Group AG consolidated and they are described in the “Capital management” section of our Annual Report 2016, which is available under “Annual reporting” at www.ubs.com/investors.

Information in accordance with the Bank for International Settlements framework together with capital and other regulatory information for UBS AG standalone is provided in the UBS Group AG and significant regulated subsidiaries and sub-groups first quarter 2017 Pillar 3 report, which is available under “Pillar 3, SEC filings & other disclosures” at www.ubs.com/investors.

The table below provides the risk-weighted assets (RWA)- and leverage ratio denominator (LRD)-based requirements and information as of 31 March 2017.

Swiss SRB going and gone concern requirements and information¹
As of 31.3.17	Swiss SRB including transitional arrangements (phase-in)				Swiss SRB as of 1.1.20 (fully applied)
CHF million, except where indicated	Risk-weighted assets		Leverage ratio denominator		Risk-weighted assets		Leverage ratio denominator

Required loss-absorbing capacity	in %		in %		in %		in %
Common equity tier 1 capital	9.21	20,582	2.60	23,006	10.21	22,687	3.50	30,893
of which: minimum capital	5.80	12,961	2.10	18,582	4.50	9,999	1.50	13,240
of which: buffer capital	3.20	7,151	0.50	4,424	5.50	12,221	2.00	17,653
of which: countercyclical buffer²	0.21	469			0.21	467
Maximum additional tier 1 capital	3.00	6,704	0.90	7,964	4.30	9,555	1.50	13,240
of which: high-trigger loss-absorbing additional tier 1 minimum capital	2.20	4,916	0.90	7,964	3.50	7,777	1.50	13,240
of which: high-trigger loss-absorbing additional tier 1 buffer capital	0.80	1,788			0.80	1,778
Total going concern capital	12.21	27,286	3.50	30,970	14.51³	32,242	5.00³	44,133
Base gone concern loss-absorbing capacity including applicable add-ons	6.20⁴	13,855	2.00⁴	17,697	14.30³	31,776	5.00³	44,133
Total gone concern loss-absorbing capacity	6.20	13,855	2.00	17,697	14.30	31,776	5.00	44,133
Total loss-absorbing capacity	18.41	41,141	5.50	48,667	28.81	64,018	10.00	88,267

Eligible loss-absorbing capacity
Common equity tier 1 capital	16.39	36,629	4.14	36,629	14.91	33,137	3.75	33,137
High-trigger loss-absorbing additional tier 1 capital⁵	4.79	10,715	1.21	10,715	1.70	3,781	0.43	3,781
of which: high-trigger loss-absorbing additional tier 1 capital	1.11	2,477	0.28	2,477	1.70	3,781	0.43	3,781
of which: low-trigger loss-absorbing tier 2 capital	3.69	8,238	0.93	8,238
Total going concern capital	21.19	47,344	5.35	47,344	16.61	36,919	4.18	36,919
Gone concern loss-absorbing capacity	11.60	25,928	2.93	25,928	15.38	34,167	3.87	34,167
of which: TLAC-eligible senior unsecured debt	10.53	23,531	2.66	23,531	10.59	23,531	2.67	23,531
Total gone concern loss-absorbing capacity	11.60	25,928	2.93	25,928	15.38	34,167	3.87	34,167
Total loss-absorbing capacity	32.79	73,273	8.28	73,273	31.99	71,085	8.05	71,085

1 This table does not include the effect of any gone concern requirement rebate.    2 Going concern capital ratio requirements as of 31 March 2017 include countercyclical buffer requirements of 0.21% for the phase-in and fully applied requirement.    3 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD.    4 Includes applicable add-ons of 0.36% for RWA and 0.13% for LRD.    5 High-trigger loss-absorbing additional tier 1 capital was partly offset by required deductions for goodwill under Swiss SRB including transitional arrangements (phase-in). Includes outstanding low-trigger loss-absorbing tier 2 capital instruments, which under the transitional rules of the Swiss SRB framework will remain available to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019. From 1 January 2020, these instruments may be used to meet the gone concern requirements until one year before maturity, with a haircut of 50% applied in the last year of eligibility.

Capital management

Swiss SRB going and gone concern information
	Swiss SRB including transitional arrangements (phase-in)		Swiss SRB as of 1.1.20 (fully applied)
CHF million, except where indicated	31.3.17	31.12.16	31.3.17	31.12.16

Going concern capital
Common equity tier 1 capital	36,629	39,474	33,137	32,447
High-trigger loss-absorbing additional tier 1 capital	2,477¹	1,208¹	3,781	3,848
Total loss-absorbing additional tier 1 capital	2,477	1,208	3,781	3,848
Total tier 1 capital	39,106	40,682	36,919	36,294
Low-trigger loss-absorbing tier 2 capital	8,238	10,402
Total tier 2 capital	8,238	10,402
Total going concern capital	47,344	51,084	36,919	36,294

Gone concern loss-absorbing capacity
Low-trigger loss-absorbing additional tier 1 capital²	1,069	1,071	1,069	1,071
Non-Basel III-compliant tier 1 capital³	641	642	641	642
Total tier 1 capital	1,709	1,713	1,709	1,713
Low-trigger loss-absorbing tier 2 capital			8,238	10,402
Non-Basel III-compliant tier 2 capital³	688	698	688	698
Total tier 2 capital	688	698	8,926	11,100
TLAC-eligible senior unsecured debt	23,531	16,960	23,531	16,960
Total gone concern loss-absorbing capacity	25,928	19,372	34,167	29,774

Total loss-absorbing capacity
Total loss-absorbing capacity	73,273	70,456	71,085	66,068

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	223,471	225,743	222,207	223,232
Leverage ratio denominator	884,857	875,325	882,670	870,942

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	21.2	22.6	16.6	16.3
of which: common equity tier 1 capital ratio	16.4	17.5	14.9	14.5
Gone concern loss-absorbing capacity ratio	11.6	8.6	15.4	13.3
Total loss-absorbing capacity ratio	32.8	31.2	32.0	29.6

Leverage ratios (%)
Going concern leverage ratio	5.4	5.8	4.2	4.2
of which: common equity tier 1 leverage ratio	4.1	4.5	3.8	3.7
Gone concern leverage ratio	2.9	2.2	3.9	3.4
Total loss-absorbing capacity leverage ratio	8.3	8.0	8.1	7.6

1 High-trigger loss-absorbing additional tier 1 capital (31 March 2017: CHF 3,781 million, 31 December 2016: CHF 3,848 million) was partly offset by required deductions for goodwill (31 March 2017: CHF 1,304 million, 31 December 2016: CHF 2,639 million).    2 The relevant capital instrument was issued after the new Swiss SRB framework had been implemented and therefore qualifies as gone concern loss-absorbing capacity.    3 Non-Basel III-compliant tier 1 and tier 2 capital instruments qualify as gone concern instruments. Under the Swiss SRB rules, these instruments are no longer subject to phase-out. Instruments with a maturity date are eligible to meet the gone concern requirements until one year prior to maturity, with a haircut of 50% applied in the last year of eligibility.

UBS Group AG vs UBS AG consolidated loss-absorbing capacity and leverage ratio information

Swiss SRB going and gone concern information (UBS Group AG vs UBS AG consolidated)
As of 31.3.17	Swiss SRB including transitional arrangements (phase-in)			Swiss SRB as of 1.1.20 (fully applied)
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences

Going concern capital
Common equity tier 1 capital	34,841	36,629	(1,788)	31,311	33,137	(1,826)
High-trigger loss-absorbing additional tier 1 capital	6,692	2,477¹	4,215	6,692	3,781	2,911
Low-trigger loss-absorbing additional tier 1 capital	1,009²		1,009	2,313		2,313
Total loss-absorbing additional tier 1 capital	7,701	2,477	5,224	9,005	3,781	5,224
Total tier 1 capital	42,542	39,106	3,436	40,317	36,919	3,398
High-trigger loss-absorbing tier 2 capital	878		878
Low-trigger loss-absorbing tier 2 capital	8,238	8,238	0
Total tier 2 capital	9,116	8,238	878
Total going concern capital	51,658	47,344	4,314	40,317	36,919	3,398

Gone concern loss-absorbing capacity
Low-trigger loss-absorbing additional tier 1 capital		1,069³	(1,069)		1,069³	(1,069)
Non-Basel III-compliant tier 1 capital	641	641	0	641	641	0
Total tier 1 capital	641	1,709	(1,068)	641	1,709	(1,068)
High-trigger loss-absorbing tier 2 capital				230		230
Low-trigger loss-absorbing tier 2 capital				8,238	8,238	0
Non-Basel III-compliant tier 2 capital	688	688	0	688	688	0
Total tier 2 capital	688	688	0	9,156	8,926	230
TLAC-eligible senior unsecured debt	23,531	23,531	0	23,531	23,531	0
Total gone concern loss-absorbing capacity	24,860	25,928	(1,068)	33,328	34,167	(839)

Total loss-absorbing capacity
Total loss-absorbing capacity	76,517	73,273	3,244	73,645	71,085	2,560

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	223,137	223,471	(334)	221,785	222,207	(422)
Leverage ratio denominator	883,408	884,857	(1,449)	881,183	882,670	(1,487)

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	23.2	21.2	2.0	18.2	16.6	1.6
of which: common equity tier 1 capital ratio	15.6	16.4	(0.8)	14.1	14.9	(0.8)
Gone concern loss-absorbing capacity ratio	11.1	11.6	(0.5)	15.0	15.4	(0.4)
Total loss-absorbing capacity ratio	34.3	32.8	1.5	33.2	32.0	1.2

Leverage ratios (%)
Going concern leverage ratio	5.8	5.4	0.4	4.6	4.2	0.4
of which: common equity tier 1 leverage ratio	3.9	4.1	(0.2)	3.6	3.8	(0.2)
Gone concern leverage ratio	2.8	2.9	(0.1)	3.8	3.9	(0.1)
Total loss-absorbing capacity leverage ratio	8.7	8.3	0.4	8.4	8.1	0.3

1 High-trigger loss-absorbing AT1 capital of CHF 3,781million was partly offset by required deductions for goodwill of CHF 1,304 million.    2 Low-trigger loss-absorbing AT1 capital of CHF 2,313 million was partly offset by required deductions for goodwill of CHF 1,304 million.    3 The relevant capital instrument was issued after the new Swiss SRB framework had been implemented and therefore qualifies as gone concern loss-absorbing capacity.

Capital management

Reconciliation IFRS equity to Swiss SRB common equity tier 1 capital (UBS Group AG vs UBS AG consolidated)
As of 31.3.17	Swiss SRB including transitional arrangements (phase-in)			Swiss SRB as of 1.1.20 (fully applied)
CHF million	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences
Total IFRS equity	54,340	52,669	1,671	54,340	52,669	1,671
Equity attributable to preferred noteholders and non-controlling interests	(679)	(679)	0	(679)	(679)	0
Defined benefit plans	0	0	0	0	0	0
Deferred tax assets recognized for tax loss carry-forwards	(6,733)	(6,733)	0	(8,417)	(8,415)	(2)
Deferred tax assets on temporary differences, excess over threshold	(968)	(827)	(141)	(1,509)	(1,333)	(176)
Goodwill, net of tax	(5,217)	(5,217)	0	(6,521)	(6,521)	0
Intangible assets, net of tax	(218)	(218)	0	(218)	(218)	0
Unrealized (gains) / losses from cash flow hedges, net of tax	(774)	(774)	0	(774)	(774)	0
Compensation- and own shares-related capital components	(1,236)		(1,236)	(1,236)		(1,236)
Unrealized own credit related to financial liabilities designated at fair value, net of tax, and replacement values	(67)	(67)	0	(67)	(67)	0
Unrealized gains related to financial assets available for sale, net of tax	(288)	(288)	0	(288)	(288)	0
Prudential valuation adjustments	(72)	(72)	0	(72)	(72)	0
Consolidation scope	(131)	(131)	0	(131)	(131)	0
Accruals for proposed dividends to shareholders for 2016	(2,250)	0	(2,250)	(2,250)	0	(2,250)
Other¹	(865)	(1,032)	167	(865)	(1,032)	167
Total common equity tier 1 capital	34,841	36,629	(1,788)	31,311	33,137	(1,826)
1 Includes accruals for dividends to shareholders for the current year and other items.

As of 31 March 2017, fully applied going concern capital of UBS AG consolidated was CHF 3.4 billion lower than for UBS Group AG consolidated, reflecting CHF 5.2 billion lower loss-absorbing additional tier 1 (AT1) capital, partly offset by CHF 1.8 billion higher common equity tier 1 (CET1) capital. The fully applied gone concern loss-absorbing capacity was CHF 0.8 billion higher, due to CHF 1.1 billion higher low-trigger loss-absorbing AT1 capital, partly offset by CHF 0.2 billion lower high-trigger loss-absorbing tier 2 capital.

The difference of CHF 1.8 billion in fully applied CET1 capital was primarily due to compensation- and own shares-related capital components, related regulatory capital accruals, liabilities and capital instruments that are reflected at the UBS Group AG level.

The difference of CHF 5.2 billion in going concern loss-absorbing AT1 capital on a fully applied basis relates to loss-absorbing AT1 capital instruments issued at the UBS Group AG level, as well as high-trigger loss-absorbing Deferred Contingent Capital Plan (DCCP) awards granted to eligible employees for the performance years 2014, 2015 and 2016.

The difference of CHF 1.1 billion in gone concern low-trigger AT1 capital relates to a capital instrument which was issued by UBS AG after the new Swiss SRB framework was implemented and is therefore not recognized within going concern capital but qualifies as gone concern loss-absorbing capacity. Issuances of low-trigger AT1 capital from UBS Group AG were all made prior to implementation of the new Swiss SRB framework and therefore qualify as going concern capital.

The difference of CHF 0.2 billion in fully applied gone concern tier 2 capital relates to high-trigger loss-absorbing capital instruments, in the form of 2012 and 2013 DCCP awards, held at UBS Group AG level.

Differences in capital between UBS Group AG consolidated and UBS AG consolidated related to employee compensation plans will reverse to the extent underlying services are performed by employees of, and are consequently charged to, UBS AG and its subsidiaries. Such reversal generally occurs over the service period of the employee compensation plans.

The leverage ratio framework for UBS AG consolidated is consistent with that of UBS Group AG consolidated. As of 31 March 2017, the going concern leverage ratio of UBS AG consolidated was 0.4 percentage points lower than that of UBS Group AG consolidated on a fully applied basis, mainly as the going concern capital of UBS AG consolidated was CHF 3.4 billion lower.

→   Refer to the “Capital management” section of the UBS Group first quarter 2017 report in “Quarterly reporting” at www.ubs.com/investors for information on the developments of loss-absorbing capacity, risk-weighted assets and leverage ratio denominator for UBS Group AG consolidated

Consolidated
financial statements

Unaudited

Table of contents

UBS AG interim consolidated financial statements (unaudited)

13	Income statement
14	Statement of comprehensive income
16	Balance sheet
18	Statement of changes in equity
20	Statement of cash flows

22	1 Basis of accounting
23	2 Segment reporting
24	3 Net fee and commission income
24	4 Other income
24	5 Personnel expenses
25	6 General and administrative expenses
25	7 Income taxes
25	8 Fair value measurement
35	9 Derivative instruments
36	10 Other assets and liabilities
37	11 Financial liabilities designated at fair value
37	12 Debt issued held at amortized cost
38	13 Provisions and contingent liabilities
47	14 Guarantees, commitments and forward starting transactions
48	15 Changes in organization and disposals
49	16 Currency translation rates

UBS AG interim consolidated
financial statements (unaudited)

Income statement
		For the quarter ended			% change from
CHF million	Note	31.3.17	31.12.16	31.3.16	4Q16	1Q16
Interest income		3,392	3,524	3,406	(4)	0
Interest expense		(1,704)	(1,774)	(1,697)	(4)	0
Net interest income		1,688	1,751	1,708	(4)	(1)
Credit loss (expense) / recovery		0	(24)	(3)	(100)	(100)
Net interest income after credit loss expense		1,688	1,727	1,706	(2)	(1)
Net fee and commission income	3	4,371	4,164	4,121	5	6
Net trading income		1,441	942	1,011	53	43
Other income	4	60	284	17	(79)	253
Total operating income		7,560	7,118	6,855	6	10
Personnel expenses	5	4,044	3,832	3,899	6	4
General and administrative expenses	6	1,601	2,267	1,711	(29)	(6)
Depreciation and impairment of property, equipment and software		253	253	242	0	5
Amortization and impairment of intangible assets		21	21	23	0	(9)
Total operating expenses		5,919	6,373	5,876	(7)	1
Operating profit / (loss) before tax		1,641	745	979	120	68
Tax expense / (benefit)	7	364	106	265	243	37
Net profit / (loss)		1,277	639	713	100	79
Net profit / (loss) attributable to preferred noteholders		46	0	0
Net profit / (loss) attributable to non-controlling interests		1	1	0	0
Net profit / (loss) attributable to shareholders		1,231	638	713	93	73

UBS AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
	For the quarter ended
CHF million	31.3.17	31.12.16	31.3.16

Comprehensive income attributable to shareholders
Net profit / (loss)	1,231	638	713

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	(373)	1,065	(953)
Foreign exchange amounts reclassified to the income statement from equity	4	(27)	123
Income tax relating to foreign currency translation movements	2	(194)	5
Subtotal foreign currency translation, net of tax	(368)	844	(825)
Financial assets available for sale
Net unrealized gains / (losses) on financial assets available for sale, before tax	44	(135)	253
Impairment charges reclassified to the income statement from equity	14	0	0
Realized gains reclassified to the income statement from equity	(8)	(98)	(89)
Realized losses reclassified to the income statement from equity	2	7	13
Income tax relating to net unrealized gains / (losses) on financial assets available for sale	(8)	81	(46)
Subtotal financial assets available for sale, net of tax	43	(145)	131
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(30)	(1,024)	944
Net (gains) / losses reclassified to the income statement from equity	(220)	(270)	(303)
Income tax relating to cash flow hedges	52	261	(127)
Subtotal cash flow hedges, net of tax	(198)	(1,033)	513
Total other comprehensive income that may be reclassified to the income statement, net of tax	(522)	(334)	(181)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	49	(301)	(191)
Income tax relating to defined benefit plans	2	68	12
Subtotal defined benefit plans, net of tax	51	(234)	(179)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	(181)	15	68
Income tax relating to own credit on financial liabilities designated at fair value	0	0	(16)
Subtotal own credit on financial liabilities designated at fair value, net of tax	(181)	15	52
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(129)	(219)	(127)

Total other comprehensive income	(652)	(553)	(308)
Total comprehensive income attributable to shareholders	579	85	405

Statement of comprehensive income (continued)
	For the quarter ended
CHF million	31.3.17	31.12.16	31.3.16

Comprehensive income attributable to preferred noteholders
Net profit / (loss)	46	0	0

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	(2)	(12)	(50)
Income tax relating to foreign currency translation movements	0	0	0
Subtotal foreign currency translation, net of tax	(2)	(12)	(50)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(2)	(12)	(50)
Total comprehensive income attributable to preferred noteholders	44	(12)	(50)

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	1	1	0

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	2	(1)	(1)
Income tax relating to foreign currency translation movements	0	0	0
Subtotal foreign currency translation, net of tax	2	(1)	(1)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	2	(1)	(1)
Total comprehensive income attributable to non-controlling interests	2	0	0

Total comprehensive income
Net profit / (loss)	1,277	639	713
Other comprehensive income	(651)	(566)	(358)
of which: other comprehensive income that may be reclassified to the income statement	(522)	(334)	(181)
of which: other comprehensive income that will not be reclassified to the income statement	(129)	(232)	(177)
Total comprehensive income	626	73	355

UBS AG interim consolidated financial statements (unaudited)

Balance sheet
				% change from
CHF million	Note	31.3.17	31.12.16	31.12.16

Assets
Cash and balances with central banks		108,931	107,767	1
Due from banks		14,191	13,125	8
Cash collateral on securities borrowed		18,512	15,111	23
Reverse repurchase agreements		77,004	66,246	16
Trading portfolio assets	8	107,345	96,661	11
of which: assets pledged as collateral which may be sold or repledged by counterparties		30,346	30,260	0
Positive replacement values	8, 9	121,549	158,411	(23)
Cash collateral receivables on derivative instruments	9	22,522	26,664	(16)
Loans		310,754	307,004	1
Financial assets designated at fair value	8	48,760	65,024	(25)
Financial assets available for sale	8	16,235	15,676	4
Financial assets held to maturity		8,962	9,289	(4)
Investments in associates		977	963	1
Property, equipment and software		8,327	8,297	0
Goodwill and intangible assets		6,458	6,556	(1)
Deferred tax assets		12,914	13,144	(2)
Other assets	10	27,482	25,412	8
Total assets		910,924	935,353	(3)

Balance sheet (continued)
				% change from
CHF million	Note	31.3.17	31.12.16	31.12.16

Liabilities
Due to banks		8,747	10,645	(18)
Cash collateral on securities lent		3,067	2,818	9
Repurchase agreements		10,621	6,612	61
Trading portfolio liabilities	8	28,576	22,825	25
Negative replacement values	8,9	119,964	153,810	(22)
Cash collateral payables on derivative instruments	9	29,875	35,472	(16)
Due to customers		455,386	450,199	1
Financial liabilities designated at fair value	8,11	56,640	55,017	3
Debt issued	12	83,563	78,998	6
Provisions	13	3,752	4,169	(10)
Other liabilities	10	58,064	60,443	(4)
Total liabilities		858,255	881,009	(3)

Equity
Share capital		386	386	0
Share premium		27,254	29,505	(8)
Retained earnings		29,367	28,265	4
Other comprehensive income recognized directly in equity, net of tax		(5,017)	(4,494)	12
Equity attributable to shareholders		51,990	53,662	(3)
Equity attributable to preferred noteholders		641	642	0
Equity attributable to non-controlling interests		38	40	(5)
Total equity		52,669	54,343	(3)
Total liabilities and equity		910,924	935,353	(3)

UBS AG interim consolidated financial statements (unaudited)

Statement of changes in equity
CHF million	Share capital	Share premium	Retained earnings
Balance as of 1 January 2016	386	29,477	29,433
Issuance of share capital
Premium on shares issued and warrants exercised
Tax (expense) / benefit		13
Dividends
Preferred notes
New consolidations / (deconsolidations) and other increases / (decreases)		(7)
Total comprehensive income for the period			586
of which: net profit / (loss)			713
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans			(179)
of which: OCI that will not be reclassified to the income statement, net of tax – own credit			52
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 March 2016	386	29,484	30,019

Balance as of 1 January 2017	386	29,505	28,265
Issuance of share capital
Premium on shares issued and warrants exercised		6
Tax (expense) / benefit		3
Dividends		(2,250)
Preferred notes
New consolidations / (deconsolidations) and other increases / (decreases)		(9)
Total comprehensive income for the period			1,102
of which: net profit / (loss)			1,231
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans			51
of which: OCI that will not be reclassified to the income statement, net of tax – own credit			(181)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 March 2017	386	27,254	29,367
1 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.

Other comprehensive income recognized directly in equity, net of tax¹	of which: foreign currency translation	of which: financial assets available for sale	of which: cash flow hedges	Total equity attributable to shareholders	Preferred noteholders	Non-controlling interests	Total equity
(4,047)	(5,857)	172	1,638	55,248	1,954	41	57,243
				0			0
				0			0
				13			13
				0		(5)	(5)
				0	0		0
				(7)			(7)
(181)	(825)	131	513	405	(50)	0	355
				713		0	713
(181)	(825)	131	513	(181)			(181)
				(179)			(179)
				52			52
				0	(50)	(1)	(50)
(4,228)	(6,682)	303	2,151	55,660	1,905	36	57,601

(4,494)	(5,564)	98	972	53,662	642	40	54,343
				0			0
				6			6
				3			3
				(2,250)	(46)	(4)	(2,300)
				0	0		0
				(9)		1	(9)
(522)	(368)	43	(198)	579	44	2	626
				1,231	46	1	1,277
(522)	(368)	43	(198)	(522)			(522)
				51			51
				(181)			(181)
				0	(2)	2	0
(5,017)	(5,932)	141	774	51,990	641	38	52,669

UBS AG interim consolidated financial statements (unaudited)

Statement of cash flows
	Year-to-date
CHF million	31.3.17	31.3.16

Cash flow from / (used in) operating activities
Net profit / (loss)	1,277	713
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	253	242
Amortization and impairment of intangible assets	21	23
Credit loss expense / (recovery)	0	3
Share of net profits of associates	(19)	(18)
Deferred tax expense / (benefit)	128	93
Net loss / (gain) from investing activities	141	779
Net loss / (gain) from financing activities	449	612
Other net adjustments	(562)	(1,302)
Net change in operating assets and liabilities:
Due from / to banks	(2,192)	(13)
Cash collateral on securities borrowed and reverse repurchase agreements	(14,427)	(16,074)
Cash collateral on securities lent and repurchase agreements	4,204	(3,941)
Trading portfolio and replacement values	(2,137)	22,746
Financial assets designated at fair value	16,629	(35,255)
Cash collateral on derivative instruments	(1,396)	(2,404)
Loans	(4,468)	2,060
Due to customers	(368)	16,522
Other assets, provisions and other liabilities	(4,750)	(1,675)
Income taxes paid, net of refunds	(50)	(62)
Net cash flow from / (used in) operating activities	(7,267)	(16,952)

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(1)	0
Disposal of subsidiaries, associates and intangible assets¹	3	1
Purchase of property, equipment and software	(306)	(429)
Disposal of property, equipment and software	21	4
Purchase of financial assets available for sale	(2,227)	(5,597)
Disposal and redemption of financial assets available for sale	2,102	36,045
Net (purchase) / redemption of financial assets held to maturity	199	(2,889)
Net cash flow from / (used in) investing activities	(208)	27,135

Table continues on the next page.

Statement of cash flows (continued)

Table continued from previous page.
	Year-to-date
CHF million	31.3.17	31.3.16

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	9,432	9,814
Distributions paid on UBS AG shares	(2,250)	0
Issuance of long-term debt, including financial liabilities designated at fair value	14,195	15,904
Repayment of long-term debt, including financial liabilities designated at fair value	(10,803)	(17,057)
Dividends paid and repayments of preferred notes	0	(1)
Net changes in non-controlling interests	(4)	(5)
Net cash flow from / (used in) financing activities	10,569	8,655

Total cash flow
Cash and cash equivalents at the beginning of the period	121,107	102,962
Net cash flow from / (used in) operating, investing and financing activities	3,094	18,838
Effects of exchange rate differences on cash and cash equivalents	(57)	(2,298)
Cash and cash equivalents at the end of the period²	124,145	119,502
of which: cash and balances with central banks	108,931	105,710
of which: due from banks	12,638	12,725
of which: money market paper³	2,576	1,068

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash	2,759	2,931
Interest paid in cash	1,658	1,494
Dividends on equity investments, investment funds and associates received in cash⁴	436	426

1 Includes dividends received from associates.    2 CHF 2,314 million and CHF 3,837 million of cash and cash equivalents (mainly reflected in Due from banks) were restricted as of 31 March 2017 and 31 March 2016. Refer to Note 23 in the Annual Report 2016 for more information.    3 Money market paper is included in the balance sheet under Trading portfolio assets, Financial assets available for sale and Financial assets designated at fair value.    4 Includes dividends received from associates reported within cash flow from / (used in) investing activities.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Notes to the UBS AG interim
consolidated financial statements (unaudited)

Note 1 Basis of accounting

The consolidated financial statements (the Financial Statements) of UBS AG and its subsidiaries (together “UBS AG”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are presented in Swiss francs (CHF), which is also the functional currency of UBS AG. These interim Financial Statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim Financial Statements, the same accounting policies and methods of computation have been applied as in the UBS AG consolidated annual Financial Statements for the period ended 31 December 2016, except for the changes described below. These interim Financial Statements are unaudited and should be read in conjunction with UBS AG’s audited consolidated Financial Statements included in the Annual Report 2016. In the opinion of management, all necessary adjustments were made for a fair presentation of UBS’s financial position, results of operations and cash flows.

Preparation of these interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the Financial Statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information on areas of estimation uncertainty considered to require critical judgment, refer to “Note 1a Significant accounting policies” in the “Consolidated financial statements” section of the Annual Report 2016.

Presentation of interest income and expense on derivatives designated as hedging instruments

Effective 1 January 2017, UBS AG refined the presentation of interest income and interest expense on derivatives designated as hedging instruments in effective hedge relationships, to align the presentation with interest arising from designated hedged items. As a result, first quarter Interest income and Interest expense was lower by CHF 149 million, with no change to Net interest income. Prior-period information has not been restated, as the effect is not material.

Amendments to IAS 7, Statement of Cash Flows

Amendments to IAS 7, Statement of Cash Flows, effective for annual periods beginning on 1 January 2017, require UBS AG to explain changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. UBS AG will provide this specific disclosure for the first time in its Annual Report 2017.

Amendments to IAS 12, Income Taxes

In the first quarter of 2017, UBS AG adopted amendments to IAS 12, Income Taxes,  that clarify how to account for deferred tax assets related to debt instruments measured at fair value. The adoption of these amendments did not have a material impact on its financial statements.

Net interest and trading income

Beginning in the first quarter of 2017, UBS AG no longer includes the “Net interest and trading income” Note disclosure in its interim financial statements. Note 2 provides information on Net interest income and Non-interest income. The “Net interest and trading income” Note disclosure will continue to be included in UBS AG’s Annual Report.

Note 2   Segment reporting

UBS AG‘s businesses are organized globally into five business divisions: Wealth Management, Wealth Management Americas, Personal & Corporate Banking, Asset Management and the Investment Bank, all of which are supported by Corporate Center. The five business divisions qualify as reportable segments for the purpose of segment reporting and, together with Corporate Center and its units, reflect the management structure of UBS AG. Corporate Center – Non-core and Legacy Portfolio is managed and reported as a separate reportable segment within Corporate Center. Refer to “Note 1a item 2 Segment reporting” and “Note 2 Segment reporting” in the “Consolidated financial statements” section of the Annual Report 2016 for more information on UBS AG’s reporting segments.

	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center			UBS AG
CHF million						Services	Group ALM	Non-core and Legacy Portfolio

For the quarter ended 31 March 2017
Net interest income	489	375	457	(7)	383	(74)	58	6	1,688
Non-interest income	1,368	1,644	435	452	1,806	42	107	16	5,872
Allocations from Group ALM	71	32	59	5	(86)	30	(88)	(23)	0
Income	1,929	2,051	951	450	2,105	(2)	77	0	7,560
Credit loss (expense) / recovery	(1)	(1)	7	0	(6)	0	0	0	0
Total operating income	1,929	2,051	958	450	2,099	(2)	77	0	7,560
Personnel expenses	599	1,287	212	162	827	933	8	15	4,044
General and administrative expenses	136	155	60	57	158	1,014	4	16	1,601
Services (to) / from CC and other BDs	562	311	264	127	664	(1,980)	(10)	61	0
of which: services from CC Services	536	308	292	135	640	(1,992)	29	51	0
Depreciation and impairment of property, equipment and software	0	1	3	0	2	247	0	0	253
Amortization and impairment of intangible assets	1	11	0	1	3	5	0	0	21
Total operating expenses¹	1,299	1,765	539	347	1,655	219	1	92	5,919
Operating profit / (loss) before tax	630	286	418	103	443	(222)	76	(93)	1,641
Tax expense / (benefit)									364
Net profit / (loss)									1,277

As of 31 March 2017
Total assets	116,727	64,451	138,726	12,354	228,747	23,041	266,679	60,199	910,924

For the quarter ended 31 March 2016²
Net interest income	474	327	477	(7)	312	(89)	222	(6)	1,708
Non-interest income	1,305	1,542	392	473	1,624	15	(186)	(15)	5,149
Allocations from Group ALM	106	21	94	3	(59)	21	(164)	(22)	0
Income	1,885	1,891	963	468	1,877	(54)	(128)	(44)	6,857
Credit loss (expense) / recovery	0	(1)	0	0	2	0	0	(3)	(3)
Total operating income	1,885	1,889	963	468	1,879	(54)	(128)	(47)	6,855
Personnel expenses	615	1,202	213	183	728	943	8	7	3,899
General and administrative expenses	134	151	61	57	189	1,058	3	59	1,711
Services (to) / from CC and other BDs	583	318	287	137	717	(2,097)	(13)	69	0
of which: services from CC Services	562	315	311	142	690	(2,104)	29	56	0
Depreciation and impairment of property, equipment and software	1	0	4	0	6	231	0	0	242
Amortization and impairment of intangible assets	1	13	0	1	3	5	0	0	23
Total operating expenses¹	1,333	1,685	564	378	1,643	140	(2)	135	5,876
Operating profit / (loss) before tax	552	204	399	90	236	(193)	(127)	(182)	979
Tax expense / (benefit)									265
Net profit / (loss)									713

As of 31 December 2016
Total assets	115,539	65,882	139,945	12,026	242,388	23,813	267,275	68,485	935,353

1 Refer to Note 15 for information on restructuring expenses.    2 Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 3  Net fee and commission income

	For the quarter ended			% change from
CHF million	31.3.17	31.12.16	31.3.16	4Q16	1Q16
Underwriting fees	376	233	246	61	53
of which: equity underwriting fees	238	142	113	68	111
of which: debt underwriting fees	138	92	133	50	4
M&A and corporate finance fees	177	256	139	(31)	27
Brokerage fees	943	852	968	11	(3)
Investment fund fees	814	788	814	3	0
Portfolio management and advisory fees	2,038	2,069	1,966	(1)	4
Other	459	426	426	8	8
Total fee and commission income	4,807	4,625	4,560	4	5
Brokerage fees paid	166	195	197	(15)	(16)
Other	271	266	242	2	12
Total fee and commission expense	436	461	440	(5)	(1)
Net fee and commission income	4,371	4,164	4,121	5	6
of which: net brokerage fees	777	657	771	18	1

Note 4  Other income

	For the quarter ended			% change from
CHF million	31.3.17	31.12.16	31.3.16	4Q16	1Q16
Associates and subsidiaries
Net gains / (losses) from disposals of subsidiaries¹	(4)	27	(123)		(97)
Share of net profits of associates	19	17	18	12	6
Total	15	44	(104)	(66)
Financial assets available for sale
Net gains / (losses) from disposals	6	92	76	(93)	(92)
Impairment charges	(14)	0	0
Total	(8)	91	76
Net income from properties (excluding net gains / (losses) from disposals)²	6	6	7	0	(14)
Net gains / (losses) from disposals of properties held for sale	0	5	0	(100)
Net gains / (losses) from disposals of loans and receivables	17	1	(1)
Other	30	137	40	(78)	(25)
Total other income	60	284	17	(79)	253

1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to disposed foreign subsidiaries and branches.    2 Includes net rent received from third parties and net operating expenses.

Note 5  Personnel expenses

	For the quarter ended			% change from
CHF million	31.3.17	31.12.16	31.3.16	4Q16	1Q16
Salaries and variable compensation	2,434	2,282	2,340	7	4
Wealth Management Americas: Financial advisor compensation¹	987	964	909	2	9
Contractors	93	99	101	(6)	(8)
Social security	198	188	181	5	9
Pension and other post-employment benefit plans	199	162	199	23	0
Other personnel expenses	133	137	170	(3)	(22)
Total personnel expenses²	4,044	3,832	3,899	6	4

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    2 Includes restructuring expenses. Refer to Note 15 for more information.

Note 6  General and administrative expenses

	For the quarter ended			% change from
CHF million	31.3.17	31.12.16	31.3.16	4Q16	1Q16
Occupancy	216	246	231	(12)	(6)
Rent and maintenance of IT and other equipment	144	132	140	9	3
Communication and market data services	154	149	166	3	(7)
Administration¹	222	447	199	(50)	12
Marketing and public relations	92	137	98	(33)	(6)
Travel and entertainment	86	100	115	(14)	(25)
Professional fees	253	359	276	(30)	(8)
Outsourcing of IT and other services	370	410	433	(10)	(15)
Provisions for litigation, regulatory and similar matters²	33	264	39	(88)	(15)
Other	30	23	13	30	131
Total general and administrative expenses³	1,601	2,267	1,711	(29)	(6)

1 Administration costs include net expenses related to the UK bank levy (first quarter of 2017: credit of CHF 25 million; fourth quarter of 2016: expense of CHF 132 million).    2 Reflects the net increase in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 13 for more information. Also includes recoveries from third parties (first quarter of 2017: CHF 1 million; fourth quarter of 2016: CHF 10 million; first quarter of 2016: CHF 3 million).   3 Includes restructuring expenses. Refer to Note 15 for more information.

Note 7   Income taxes

UBS AG recognized an income tax expense of CHF 364 million for the first quarter of 2017 compared with an income tax expense of CHF 265 million for the first quarter of 2016.

The current tax expense was CHF 236 million compared with CHF 172 million in the same quarter a year earlier and related to taxable profits of UBS Switzerland AG and other subsidiaries and branches.

Deferred tax expenses were CHF 128 million in the first quarter of 2017 compared with CHF 93 million in the first quarter of 2016 and mainly related to the amortization of deferred tax assets previously recognized in relation to Swiss tax losses carried forward and deductible temporary differences to reflect their offset against profits for the quarter.

The interim Financial Statements have been prepared on the basis that UBS Limited is able to offset part of its taxable profits against losses transferred from UBS AG. During 2016, the UK tax authorities indicated that they do not agree with this tax return filing position. If the authorities ultimately prevail on this point, UBS Limited would incur a further reduction in recognized deferred tax assets of approximately CHF 60 million, as well as additional current tax expenses for periods from 2014 onward of approximately CHF 80 million.

Note 8  Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 22 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2016, which provides more information on valuation principles, valuation governance, valuation techniques, valuation adjustments, fair value hierarchy classification, valuation inputs, sensitivity of fair value measurements and methods applied to calculate fair values for financial instruments not measured at fair value.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 8 Fair value measurement (continued)

a) Fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques¹
	31.3.17				31.12.16
CHF million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets measured at fair value on a recurring basis

Financial assets held for trading²	83,728	17,539	1,474	102,741	76,046	14,377	1,689	92,112
of which:
Government bills / bonds	11,977	1,584	0	13,561	10,500	1,319	0	11,820
Corporate and municipal bonds	164	8,553	703	9,421	58	6,722	591	7,371
Loans	0	1,852	448	2,300	0	1,356	681	2,037
Investment fund units	4,441	3,783	20	8,244	6,114	3,521	63	9,698
Asset-backed securities	0	462	219	681	0	470	215	685
Equity instruments	58,398	684	9	59,092	50,916	397	65	51,378
Financial assets for unit-linked investment contracts	8,747	621	74	9,441	8,459	591	74	9,123

Positive replacement values	598	118,669	2,282	121,549	434	155,428	2,549	158,411
of which:
Interest rate contracts	0	53,168	168	53,336	8	57,703	278	57,988
Credit derivative contracts	0	2,329	1,166	3,495	0	2,562	1,313	3,875
Foreign exchange contracts	313	45,036	202	45,551	263	75,607	222	76,092
Equity / index contracts	1	16,649	731	17,381	1	17,274	729	18,003
Commodity contracts	0	1,455	9	1,464	0	2,269	8	2,277

Financial assets designated at fair value	23,081	24,090	1,588	48,760	39,641	23,304	2,079	65,024
of which:
Government bills / bonds	22,093	3,460	0	25,552	39,439	4,361	0	43,799
Corporate and municipal bonds	809	18,595	0	19,404	15	16,860	0	16,875
Loans (including structured loans)	0	2,013	578	2,591	0	2,043	1,195	3,238
Structured reverse repurchase and securities borrowing agreements	0	22	731	753	0	40	644	684
Other	179	0	280	459	187	0	240	427

Financial assets available for sale	7,782	7,908	546	16,235	6,299	8,891	486	15,676
of which:
Government bills / bonds	5,518	267	0	5,785	5,444	450	0	5,894
Corporate and municipal bonds	2,089	3,953	12	6,053	646	4,939	12	5,596
Investment fund units	0	69	122	191	0	51	126	177
Asset-backed securities	0	3,539	0	3,539	0	3,381	0	3,381
Equity instruments	170	81	400	651	204	71	336	611

Non-financial assets
Precious metals and other physical commodities	4,628	0	0	4,628	4,583	0	0	4,583

Assets measured at fair value on a non-recurring basis
Other assets³	5,009	123	35	5,167	5,060	131	56	5,248
Total assets measured at fair value	124,825	168,330	5,925	299,081	132,064	202,132	6,860	341,056

Note 8   Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)¹
	31.3.17				31.12.16
CHF million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Liabilities measured at fair value on a recurring basis

Trading portfolio liabilities	23,422	5,027	128	28,576	18,808	3,898	119	22,825
of which:
Government bills / bonds	7,438	501	0	7,939	5,573	648	0	6,221
Corporate and municipal bonds	97	4,194	38	4,329	12	2,927	37	2,976
Investment fund units	603	154	0	757	484	91	20	595
Equity instruments	15,284	176	89	15,549	12,740	227	62	13,028

Negative replacement values	608	115,784	3,572	119,964	539	149,255	4,016	153,810
of which:
Interest rate contracts	0	46,013	362	46,376	12	51,990	475	52,476
Credit derivative contracts	0	2,860	1,504	4,364	0	3,269	1,538	4,807
Foreign exchange contracts	341	45,354	149	45,844	274	71,668	148	72,089
Equity / index contracts	0	20,336	1,550	21,886	1	20,254	1,854	22,109
Commodity contracts	0	1,182	1	1,183	0	2,040	1	2,041

Financial liabilities designated at fair value	3	44,250	12,386	56,640	2	44,007	11,008	55,017
of which:
Issued debt instruments	2	40,406	10,232	50,640	0	40,242	9,688	49,930
Over-the-counter debt instruments	2	3,709	1,861	5,572	2	3,611	1,050	4,663
Structured repurchase agreements	0	122	288	410	0	130	266	395
Loan commitments and guarantees	0	12	5	18	0	25	5	29

Other liabilities – amounts due under unit-linked investment contracts	0	9,579	0	9,579	0	9,286	0	9,286

Liabilities measured at fair value on a non-recurring basis
Other liabilities³	0	5,052	0	5,052	0	5,213	0	5,213
Total liabilities measured at fair value	24,033	179,692	16,086	219,812	19,349	211,660	15,143	246,152

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 31 March 2017, net bifurcated embedded derivative assets held at fair value totaling CHF 45 million (of which CHF 55 million were net Level 2 assets and CHF 10 million net Level 2 liabilities) were recognized on the balance sheet within Due to customers and Debt issued. As of 31 December 2016, net bifurcated embedded derivative assets held at fair value totaling CHF 50 million (of which CHF 58 million were net Level 2 assets and CHF 8 million net Level 2 liabilities) were recognized on the balance sheet within Due to customers and Debt issued.   2 Financial assets held for trading do not include precious metals and other physical commodities.    3 Other assets and other liabilities primarily consist of assets held for sale as well as assets and liabilities of a disposal group held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell. Refer to Note 15 for more information.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–   Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;

–   Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data or

–   Level 3 – valuation techniques for which significant inputs are not based on observable market data.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 8   Fair value measurement (continued)

b) Valuation adjustments

Day-1 reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the respective period.

Deferred day-1 profit or loss is generally released into Net trading income when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss
	For the quarter ended
CHF million	31.3.17	31.12.16	31.3.16
Balance at the beginning of the period	371	403	421
Profit / (loss) deferred on new transactions	51	26	123
(Profit) / loss recognized in the income statement	(53)	(74)	(58)
Foreign currency translation	(3)	15	(13)
Balance at the end of the period	365	371	474

c) Transfers between Level 1 and Level 2

The amounts disclosed reflect transfers between Level 1 and Level 2 for instruments that were held for the entire reporting period.

Assets totaling approximately CHF 1.0 billion, which were mainly comprised of financial assets designated at fair value and financial assets available for sale, primarily corporate and municipal bonds, were transferred from Level 2 to Level 1 during the first three months of 2017, generally due to increased levels of trading activity observed within the market. Liabilities transferred from Level 2 to Level 1 during the first three months of 2017 were negligible. Furthermore, there were no significant transfers from Level 1 to Level 2 recorded during the first three months of 2017.

Note 8 Fair value measurement (continued)

d) Level 3 instruments: valuation techniques and inputs

The table below presents material Level 3 assets and liabilities together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represents the highest and lowest level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges and weighted averages will vary from period to period and from parameter to parameter based on characteristics of the instruments held at each balance sheet date. Further, the ranges and weighted averages of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

The significant unobservable inputs disclosed in the table below are generally consistent with those included in “Note 22 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2016. A description of the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown, is also provided in “Note 22 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2016.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)¹	Range of inputs
	Assets		Liabilities		Valuation technique(s)		31.3.17			31.12.16
CHF billion	31.3.17	31.12.16	31.3.17	31.12.16			low	high	weighted average²	low	high	weighted average²	unit¹
Financial assets held for trading / Trading portfolio liabilities, Financial assets / liabilities designated at fair value and Financial assets available for sale
Corporate and municipal bonds	0.7	0.6	0.0	0.0	Relative value to market comparable	Bond price equivalent	0	128	86	0	128	88	points
Traded loans, loans designated at fair value, loan commitments and guarantees	1.2	2.0	0.0	0.0	Relative value to market comparable	Loan price equivalent	82	100	94	39	103	94	points
					Discounted expected cash flows	Credit spread	43	454		71	554		basis points
					Market comparable and securitization model	Discount margin	0	15	2	0	16	2%
Structured (reverse) repurchase agreements	0.7	0.6	0.3	0.3	Discounted expected cash flows	Funding spread	15	198		15	195		basis points
Issued and OTC debt instruments³			12.1	10.7

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 8   Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities (continued)
	Fair value					Significant unobservable input(s)¹	Range of inputs
	Assets		Liabilities		Valuation technique(s)		31.3.17			31.12.16
CHF billion	31.3.17	31.12.16	31.3.17	31.12.16			low	high	weighted average²	low	high	weighted average²	unit¹
Replacement values
Interest rate contracts	0.2	0.3	0.4	0.5	Option model	Volatility of interest rates	25	267		26	176%
						Rate-to-rate correlation	84	94		84	94%
						Intra-curve correlation	36	94		36	94%
Credit derivative contracts	1.2	1.3	1.5	1.5	Discounted expected cash flow based on modeled defaults and recoveries	Credit spreads	0	668		0	791		basis points
						Upfront price points	3	21		1	13%
						Recovery rates	0	50		0	50%
						Credit index correlation	10	85		10	85%
						Discount margin	(6)	12		(1)	68%
						Credit pair correlation	59	84		59	100%
					Discounted cash flow projection on underlying bond	Constant prepayment rate	1	25		1	15%
						Constant default rate	1	7		1	8%
						Loss severity	40	100		40	100%
						Discount margin	0	11		0	11%
						Bond price equivalent	3	109		3	100		points
Equity / index contracts	0.7	0.7	1.6	1.9	Option model	Equity dividend yields	0	20		0	15%
						Volatility of equity stocks, equity and other indices	0	202		0	150%
						Equity-to-FX correlation	(45)	82		(45)	82%
						Equity-to-equity correlation	(31)	97		12	98%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts as this would not be meaningful.    3 Valuation techniques, significant unobservable inputs and the respective input ranges for issued debt instruments and OTC debt instruments are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.

Note 8   Fair value measurement (continued)

e) Level 3 instruments: sensitivity to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof.

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity data presented represent an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1 through 3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Further, direct interrelationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	31.3.17		31.12.16
CHF million	Favorable changes¹	Unfavorable changes¹	Favorable changes¹	Unfavorable changes¹
Corporate and municipal bonds	35	(30)	34	(39)
Traded loans, loans designated at fair value, loan commitments and guarantees	78	(7)	82	(10)
Equity instruments	70	(50)	67	(47)
Interest rate derivative contracts, net	28	(31)	41	(42)
Credit derivative contracts, net	114	(147)	131	(183)
Foreign exchange derivative contracts, net	11	(6)	17	(8)
Equity / index derivative contracts, net	61	(65)	63	(63)
Issued debt instruments	81	(81)	96	(93)
Other	21	(26)	29	(31)
Total	499	(442)	560	(517)

1 Of the total favorable changes, CHF 76 million as of 31 March 2017 (31 December 2016: CHF 75 million) related to financial assets available for sale. Of the total unfavorable changes, CHF 55 million as of 31 March 2017 (31 December 2016: CHF 55 million) related to financial assets available for sale.

f) Level 3 instruments: movements during the period

Significant changes in Level 3 instruments

The table on the following pages presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Assets transferred into and out of Level 3 totaled CHF 0.3 billion and CHF 0.6 billion, respectively. Transfers into Level 3 were primarily comprised of interest rate derivative contracts and were mainly due to decreased observability of the respective rates volatility inputs. Transfers out of Level 3 were primarily comprised of credit derivative contracts and loans, reflecting increased observability of the respective credit spread inputs.

Liabilities transferred into and out of Level 3 totaled CHF 0.9 billion and CHF 1.9 billion, respectively. Transfers into Level 3 were primarily comprised of equity- and credit-linked issued debt instruments, due to decreased observability of the respective equity volatility and credit spread inputs used to determine the fair value of the options embedded in these structures. Transfers out of Level 3 were primarily comprised of equity-linked issued debt instruments and equity / index derivative contracts resulting from changes in the availability of the observable equity volatility inputs used to determine the fair value of the options embedded in these structures.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 8   Fair value measurement (continued)

Movements of Level 3 instruments
		Total gains / losses included in comprehensive income
CHF billion	Balance as of 31 December 2015	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 March 2016

Financial assets held for trading	2.1	0.2	0.2	0.5	(1.0)	1.2	0.0	0.4	(0.2)	(0.1)	3.1
of which:
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.7	0.1	0.1	0.4	(0.1)	0.0	0.0	0.0	0.0	0.0	1.0
Loans	0.8	0.0	0.0	0.0	(0.7)	1.2	0.0	0.0	(0.1)	(0.1)	1.2
Asset-backed securities	0.2	0.0	0.0	0.0	(0.1)	0.0	0.0	0.1	0.0	0.0	0.2
Other	0.4	0.2	0.1	0.1	(0.2)	0.0	0.0	0.2	0.0	0.0	0.6

Financial assets designated at fair value	3.3	(0.2)	(0.2)	0.0	0.0	0.2	(0.2)	0.4	(0.1)	(0.1)	3.3
of which:
Loans (including structured loans)	1.7	(0.2)	(0.2)	0.0	0.0	0.2	(0.1)	0.4	(0.1)	(0.1)	1.7
Structured reverse repurchase and securities borrowing agreements	1.5	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	1.4
Other	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Financial assets available for sale	0.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.7

Positive replacement values	2.9	(0.5)	(0.6)	0.0	0.0	0.3	(0.7)	0.4	(0.3)	(0.1)	2.0
of which:
Credit derivative contracts	1.3	0.0	0.0	0.0	0.0	0.0	(0.3)	0.1	(0.2)	0.0	0.8
Foreign exchange contracts	0.5	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.4
Equity / index contracts	1.0	(0.3)	(0.3)	0.0	0.0	0.1	(0.2)	0.1	(0.1)	0.0	0.7
Other	0.1	(0.3)	(0.3)	0.0	0.0	0.1	(0.1)	0.2	0.0	0.0	0.1

Negative replacement values	3.3	(0.4)	(0.5)	0.0	0.0	0.7	(0.9)	0.5	(0.2)	0.0	3.1
of which:
Credit derivative contracts	1.3	0.2	0.1	0.0	0.0	0.0	(0.3)	0.1	0.0	0.0	1.3
Foreign exchange contracts	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2
Equity / index contracts	1.4	(0.3)	(0.4)	0.0	0.0	0.7	(0.4)	0.0	(0.1)	0.0	1.3
Other	0.3	(0.2)	(0.2)	0.0	0.0	0.0	(0.1)	0.4	0.0	0.0	0.3

Financial liabilities designated at fair value	10.7	0.1	0.1	0.0	0.0	1.7	(0.6)	0.3	(1.1)	(0.3)	10.7
of which:
Issued debt instruments	9.3	0.1	0.1	0.0	0.0	0.9	(0.5)	0.3	(1.1)	(0.3)	8.8
Over-the-counter debt instruments	0.8	0.0	0.0	0.0	0.0	0.8	(0.1)	0.0	0.0	0.0	1.4
Structured repurchase agreements	0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.6

1 Total Level 3 assets as of 31 March 2017 were CHF 5.9 billion (31 December 2016: CHF 6.9 billion). Total Level 3 liabilities as of 31 March 2017 were CHF 16.1 billion (31 December 2016: CHF 15.1 billion).

Note 8   Fair value measurement (continued)

	Total gains / losses included in comprehensive income
Balance as of 31 December 2016	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 March 2017¹

1.7	0.1	0.0	0.3	(1.1)	0.6	0.0	0.1	(0.2)	0.0	1.5

0.6	0.1	0.1	0.1	(0.1)	0.0	0.0	0.0	0.0	0.0	0.7
0.7	0.0	0.0	0.1	(0.9)	0.6	0.0	0.0	(0.1)	0.0	0.4
0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2
0.2	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

2.1	0.1	0.0	0.0	0.0	0.5	(1.0)	0.0	(0.1)	0.0	1.6

1.2	0.1	0.0	0.0	0.0	0.1	(0.7)	0.0	(0.1)	0.0	0.6
0.6	0.0	0.0	0.0	0.0	0.4	(0.3)	0.0	0.0	0.0	0.7
0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3

0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5

2.5	(0.3)	(0.1)	0.0	0.0	1.1	(0.9)	0.2	(0.3)	0.0	2.3

1.3	(0.1)	0.1	0.0	0.0	0.9	(0.7)	0.1	(0.2)	0.0	1.2
0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2
0.7	0.0	0.0	0.0	0.0	0.2	(0.1)	0.0	(0.1)	0.0	0.7
0.3	(0.2)	(0.2)	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	0.2

4.0	0.0	0.1	0.0	0.0	0.5	(0.3)	0.0	(0.7)	0.0	3.6

1.5	0.0	0.0	0.0	0.0	0.3	0.0	0.0	(0.3)	0.0	1.5
0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
1.9	0.1	0.1	0.0	0.0	0.2	(0.3)	0.0	(0.4)	0.0	1.6
0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.4

11.0	1.0	0.8	0.0	0.0	2.5	(1.7)	0.8	(1.1)	(0.1)	12.4

9.7	0.7	0.6	0.0	0.0	1.4	(1.1)	0.6	(1.1)	(0.1)	10.2
1.1	0.3	0.2	0.0	0.0	0.8	(0.4)	0.1	0.0	0.0	1.9
0.3	0.0	0.0	0.0	0.0	0.3	(0.3)	0.0	0.0	0.0	0.3

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 8   Fair value measurement (continued)

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	31.3.17		31.12.16
CHF billion	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash and balances with central banks	108.9	108.9	107.8	107.8
Due from banks	14.2	14.2	13.1	13.1
Cash collateral on securities borrowed	18.5	18.5	15.1	15.1
Reverse repurchase agreements	77.0	77.0	66.2	66.2
Cash collateral receivables on derivative instruments	22.5	22.5	26.7	26.7
Loans	310.8	313.6	307.0	310.4
Financial assets held to maturity	9.0	8.8	9.3	9.1
Other assets	20.8	20.8	18.5	18.5
Liabilities
Due to banks	8.7	8.7	10.6	10.6
Cash collateral on securities lent	3.1	3.1	2.8	2.8
Repurchase agreements	10.6	10.6	6.6	6.6
Cash collateral payables on derivative instruments	29.9	29.9	35.5	35.5
Due to customers	455.4	456.1	450.2	450.6
Debt issued	83.6	86.1	79.0	81.1
Other liabilities	38.0	38.0	39.0	39.0

The fair values included in the table above were calculated for disclosure purposes only. The fair value valuation techniques and assumptions relate only to the fair value of UBS’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another.

Note 9  Derivative instruments

a) Derivative instruments

As of 31.3.17, CHF billion	Positive replacement values	Notional values related to positive replacement values¹	Negative replacement values	Notional values related to negative replacement values¹	Other notional values²
Derivative instruments
Interest rate contracts	53.3	1,099	46.4	1,018	10,344
Credit derivative contracts	3.5	126	4.4	132	2
Foreign exchange contracts	45.6	2,645	45.8	2,579	12
Equity / index contracts	17.4	293	21.9	360	68
Commodity contracts	1.5	35	1.2	29	8
Unsettled purchases of non-derivative financial instruments³	0.2	34	0.2	20
Unsettled sales of non-derivative financial instruments³	0.2	26	0.2	24
Total derivative instruments, based on IFRS netting⁴	121.5	4,259	120.0	4,162	10,435
Further netting potential not recognized on the balance sheet⁵	(107.9)		(100.9)
of which: netting of recognized financial liabilities / assets	(86.4)		(86.4)
of which: netting with collateral received / pledged	(21.6)		(14.5)
Total derivative instruments, after consideration of further netting potential	13.6		19.1

As of 31.12.16, CHF billion
Derivative instruments
Interest rate contracts	58.0	1,152	52.5	1,060	9,730
Credit derivative contracts	3.9	123	4.8	140
Foreign exchange contracts	76.1	2,470	72.1	2,286	6
Equity / index contracts	18.0	269	22.1	318	55
Commodity contracts	2.3	39	2.0	36	9
Unsettled purchases of non-derivative financial instruments³	0.1	18	0.1	10
Unsettled sales of non-derivative financial instruments³	0.1	13	0.2	11
Total derivative instruments, based on IFRS netting⁴	158.4	4,084	153.8	3,860	9,799
Further netting potential not recognized on the balance sheet⁵	(139.8)		(129.6)
of which: netting of recognized financial liabilities / assets	(113.1)		(113.1)
of which: netting with collateral received / pledged	(26.7)		(16.6)
Total derivative instruments, after consideration of further netting potential	18.6		24.2

1 In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.    2 Other notional values relate to derivatives that are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    3 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as replacement values.    4 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.    5 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 24 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2016 for more information.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9  Derivative instruments (continued)

b) Cash collateral on derivative instruments

CHF billion	Receivables 31.3.17	Payables 31.3.17	Receivables 31.12.16	Payables 31.12.16
Cash collateral on derivative instruments, based on IFRS netting¹	22.5	29.9	26.7	35.5
Further netting potential not recognized on the balance sheet²	(13.2)	(18.1)	(15.1)	(22.2)
of which: netting of recognized financial liabilities / assets	(11.6)	(16.8)	(14.2)	(20.8)
of which: netting with collateral received / pledged	(1.6)	(1.3)	(1.0)	(1.4)
Cash collateral on derivative instruments, after consideration of further netting potential	9.3	11.8	11.5	13.3

1 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Effective 3 January 2017, interest rate swaps and credit derivatives transacted with the Chicago Mercantile Exchange (CME) were legally converted from the previous collateral model to a settlement model resulting in a derecognition of the associated assets and liabilities. Previously, UBS applied IAS 32 netting principles to offset the fair value of CME interest rate swaps with the associated variation margin. Gross cash collateral receivables and payables on derivative instruments and corresponding IAS 32 netting, as presented in “Note 24 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2016, decreased by approximately CHF 13 billion as of 31 March 2017, with no change to net cash collateral receivables and payables on derivative instruments recognized and presented on the balance sheet.    2 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 24 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2016 for more information.

Note 10  Other assets and liabilities

CHF million	31.3.17	31.12.16

Other assets
Prime brokerage receivables¹	11,372	9,828
Recruitment loans to financial advisors	2,952	3,087
Other loans to financial advisors	566	471
Bail deposit²	1,212	1,213
Accrued interest income	760	526
Accrued income – other	1,097	822
Prepaid expenses	1,071	1,008
Settlement and clearing accounts	498	516
VAT and other tax receivables	233	261
Properties and other non-current assets held for sale	92	111
Assets of disposal group held for sale³	5,074	5,137
Other	2,553	2,433
Total other assets	27,482	25,412

Other liabilities
Prime brokerage payables¹	31,496	31,973
Amounts due under unit-linked investment contracts	9,579	9,286
Compensation-related liabilities	3,654	5,256
of which: accrued expenses	989	2,367
of which: other deferred compensation plans	1,459	1,623
of which: net defined benefit pension and post-employment liabilities	1,205	1,266
Third-party interest in consolidated investment funds	397	751
Settlement and clearing accounts	918	1,011
Current and deferred tax liabilities	1,094	911
VAT and other tax payables	479	487
Deferred income	202	168
Accrued interest expenses	1,384	1,571
Other accrued expenses	2,753	2,427
Liabilities of disposal group held for sale³	5,052	5,213
Other	1,056	1,390
Total other liabilities	58,064	60,443

1 Prime brokerage services include clearance, settlement, custody, financing and portfolio reporting services for corporate clients trading across multiple asset classes. Prime brokerage receivables are mainly comprised of margin lending receivables. Prime brokerage payables are mainly comprised of client securities financing and deposits.    2 Refer to item 1 in Note 13b for more information.    3 Refer to Note 15 for more information.

Note 11  Financial liabilities designated at fair value

CHF million	31.3.17	31.12.16
Issued debt instruments
Equity-linked¹	31,802	29,831
Rates-linked	9,379	10,150
Credit-linked	3,888	4,101
Fixed-rate	3,100	2,972
Other	2,471	2,875
Total issued debt instruments	50,640	49,930
Over-the-counter debt instruments	5,572	4,663
Other	428	425
Total	56,640	55,017
of which: life-to-date own credit (gain) / loss	49	(141)
1 Includes investment fund unit-linked instruments issued.

Note 12  Debt issued held at amortized cost

CHF million	31.3.17	31.12.16
Certificates of deposit	28,825	20,207
Commercial paper	1,355	1,653
Other short-term debt	5,186	4,318
Short-term debt¹	35,367	26,178
Senior fixed-rate bonds	26,580	27,008
Covered bonds	3,829	5,836
Subordinated debt	9,375	11,554
of which: low-trigger loss-absorbing tier 2 capital instruments	8,265	10,429
of which: non-Basel III-compliant tier 2 capital instruments	1,109	1,125
Debt issued through the central bond institutions of the Swiss regional or cantonal banks	8,300	8,302
Other long-term debt	112	121
Long-term debt²	48,196	52,820
Total debt issued held at amortized cost³	83,563	78,998

1 Debt with an original maturity of less than one year.    2 Debt with an original maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    3 Net of bifurcated embedded derivatives with a net positive fair value of CHF 34 million as of 31 March 2017 (31 December 2016: net positive fair value of CHF 38 million).

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 13   Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks¹	Litigation, regulatory and similar matters²	Restructuring	Loan commitments and guarantees	Real estate	Employee benefits⁵	Other	Total provisions
Balance as of 31 December 2016	50	3,261	498	54	138	77	91	4,169
Increase in provisions recognized in the income statement	5	45	44	4	0	1	9	109
Release of provisions recognized in the income statement	0	(11)	(14)	(1)	(1)	(2)	(4)	(34)
Provisions used in conformity with designated purpose	(4)	(341)	(92)	0	(3)	0	(4)	(445)
Reclassifications	0	0	0	(6)	0	0	0	(6)
Foreign currency translation / unwind of discount	(2)	(36)	(3)	0	(1)	1	0	(41)
Balance as of 31 March 2017	49	2,918	433³	51	133⁴	76	92	3,752

1 Comprises provisions for losses resulting from security risks and transaction processing risks.    2 Comprises provisions for losses resulting from legal, liability and compliance risks.    3 Consists of personnel related restructuring provisions of CHF 108 million as of 31 March 2017 (31 December 2016: CHF 150 million) and provisions for onerous lease contracts of CHF 324 million as of 31 March 2017 (31 December 2016: CHF 348 million).    4 Consists of reinstatement costs for leasehold improvements of CHF 86 million as of 31 March 2017 (31 December 2016: CHF 85 million) and provisions for onerous lease contracts of CHF 48 million as of 31 March 2017 (31 December 2016: CHF 53 million).    5 Includes provisions for sabbatical and anniversary awards as well as provisions for severance which are not part of restructuring provisions.

Restructuring provisions primarily relate to onerous lease contracts and severance payments. The use of onerous lease provisions is driven by the maturities of the underlying lease contracts. Severance-related provisions are used within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 13b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

UBS operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where UBS may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which UBS believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. UBS makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that UBS has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against UBS, but are nevertheless expected to be, based on UBS’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to select matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

Note 13   Provisions and contingent liabilities (continued)

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 13a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the Non-Prosecution Agreement (NPA) described in item 5 of this Note, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a USD 203 million fine and is subject to a three-year term of probation. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of the UBS Group first quarter 2017 report.

Provisions for litigation, regulatory and similar matters by business division and Corporate Center unit¹
CHF million	Wealth Manage- ment	Wealth Management Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2016	292	425	78	5	616	259	0	1,585	3,261
Increase in provisions recognized in the income statement	5	38	0	0	0	0	0	1	45
Release of provisions recognized in the income statement	(2)	(5)	(1)	0	0	(4)	0	0	(11)
Provisions used in conformity with designated purpose	(53)	(68)	0	(1)	(206)	0	0	(13)	(341)
Foreign currency translation / unwind of discount	2	(7)	0	0	(7)	0	0	(24)	(36)
Balance as of 31 March 2017	244	385	77	4	404	255	0	1,550	2,918

1 Provisions, if any, for the matters described in this Note are recorded in Wealth Management (item 3), Wealth Management Americas (item 4), the Investment Bank (item 8), CC – Services (item 7) and CC – Non-core and Legacy Portfolio (item 2). Provisions, if any, for the matters described in this Note in items 1 and 6 are allocated between Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this Note in item 5 are allocated between the Investment Bank, CC – Services and CC – Non-core and Legacy Portfolio.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 13   Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests. In addition, the Swiss Federal Supreme Court ruled in 2016 that the double taxation agreement between the Netherlands and Switzerland provides a sufficient legal basis for an administrative assistance group request without specifying the names of the targeted taxpayers, which makes it more likely that similar requests for administrative assistance will be granted by the FTA.

The Swiss Federal Administrative Court ruled in 2016 that in the administrative assistance proceedings related to a French bulk request, UBS has the right to appeal all final FTA client data disclosure orders.

Since 2013, UBS (France) S.A. and UBS AG and certain former employees have been under investigation in France for alleged complicity in having illicitly solicited clients on French territory and regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion and UBS (France) S.A. to post bail of EUR 40 million, which was reduced on appeal to EUR 10 million.

In February 2016, the investigating judges notified UBS AG and UBS (France) S.A. that they have closed their investigation. In July 2016, UBS AG and UBS (France) S.A. received the National Financial Prosecutor’s recommendation (“réquisitoire”). In March 2017, the investigating judges issued the trial order (“ordonnance de renvoi”) that charges UBS AG and UBS (France) S.A., as well as various former employees, with illicit solicitation of clients on French territory and with participation in the laundering of the proceeds of tax fraud, and which transfers the case to court.

UBS has been notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud and of banking, financial solicitation by unauthorized persons and serious tax fraud.

In 2015, UBS received inquiries from the US Attorney’s Office for the Eastern District of New York and from the US Securities and Exchange Commission (SEC), which are investigating potential sales to US persons of bearer bonds and other unregistered securities in possible violation of the Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) and the registration requirements of the US securities laws. UBS is cooperating with the authorities in these investigations.

UBS has, and reportedly numerous other financial institutions have, received inquiries from authorities concerning accounts relating to the Fédération Internationale de Football Association (FIFA) and other constituent soccer associations and related persons and entities. UBS is cooperating with authorities in these inquiries.

Our balance sheet at 31 March 2017 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

Note 13   Provisions and contingent liabilities (continued)

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans. A branch of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

RMBS-related lawsuits concerning disclosures: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in lawsuits related to approximately USD 1.3 billion in original face amount of RMBS underwritten or issued by UBS. Of the USD 1.3 billion in original face amount of RMBS that remains at issue in these cases, approximately USD 506 million was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 807 million of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS).

UBS is a defendant in a lawsuit brought by the National Credit Union Administration (NCUA) as conservator for certain failed credit unions, asserting misstatements and omissions in the offering documents for RMBS purchased by the credit unions. The lawsuit was filed in the US District Court for the District of Kansas. The original principal balance at issue in the case is approximately USD 1.15 billion. In April 2017, UBS and the NCUA settled this matter. In the second quarter of 2016, UBS resolved a similar case brought by the NCUA in the US District Court for the Southern District of New York (SDNY) relating to RMBS with an original principal balance of approximately USD 400 million, for a total of approximately USD 69.8 million, in addition to reasonable attorneys’ fees incurred by the NCUA.

UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS in connection with this and other matters. UBS cannot predict the extent to which it will succeed in enforcing those rights.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which the representations related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust aggregating approximately USD 4.1 billion in original principal balance. Of this amount, UBS considers claims relating to approximately USD 2 billion in original principal balance to be resolved, including claims barred by the statute of limitations. Substantially all of the remaining claims are in litigation, including the matters described in the next paragraph. UBS believes that new demands to repurchase US residential mortgage loans are time-barred under a decision rendered by the New York Court of Appeals.

In 2012, certain RMBS trusts filed an action (Trustee Suit) in the SDNY seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations with an original principal balance of approximately USD 2 billion, for which Assured Guaranty Municipal Corp., a financial guaranty insurance company, had previously demanded repurchase. Approximately 9,000 loans were at issue in a bench trial in the SDNY in 2016, following which the court issued an order ruling on numerous legal and factual issues and applying those rulings to 20 exemplar loans. The court further ordered that a lead master be appointed to apply the court’s rulings to the loans that remain at issue following the trial. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

Mortgage-related regulatory matters: In 2014, UBS received a subpoena from the US Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. In 2015, the Eastern District of New York identified a number of transactions that are the focus of their inquiry, and has subsequently provided a revised list of transactions. We have provided and continue to provide information. UBS continues to respond to the FIRREA subpoena and to subpoenas from the New York State Attorney General and other state attorneys general relating to its RMBS business. In addition, UBS has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the DOJ) and the SEC relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through 2014. We are cooperating with the authorities in these matters.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 13   Provisions and contingent liabilities (continued)

Our balance sheet at 31 March 2017 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS Europe SE, Luxembourg branch, and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without, however, being named as parties in those investigations.

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee). These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively.

In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals were filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. The Luxembourg Court of Appeal has found in favor of UBS and dismissed all of these test case appeals, confirming that the claims are inadmissible. The Luxembourg Supreme Court has also dismissed a further appeal brought by the claimant in one of the test cases.

In the US, the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. Following a motion by UBS, in 2011, the SDNY dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In 2013, the Second Circuit affirmed the District Court’s decision and, in 2014, the US Supreme Court denied the BMIS Trustee’s petition seeking review of the Second Circuit ruling. In 2016, the bankruptcy court issued an opinion dismissing the remaining claims for recovery of subsequent transfers of fraudulent conveyances and preference payments on the ground that the US Bankruptcy Code does not apply to transfers that occurred outside the US, and judgment was entered in March 2017. The BMIS Trustee has appealed that ruling. In 2014, several claims, including a purported class action, were filed in the US by BMIS customers against UBS entities, asserting claims similar to the ones made by the BMIS Trustee, seeking unspecified damages. One claim was voluntarily withdrawn by the plaintiff. In 2015, following a motion by UBS, the SDNY dismissed the two remaining claims on the basis that the New York courts did not have jurisdiction to hear the claims against the UBS entities. The plaintiff in one of those claims has appealed the dismissal.

In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds. In 2015, a court of appeal ordered UBS to pay EUR 49 million, plus interest of approximately EUR 15.3 million.

Note 13   Provisions and contingent liabilities (continued)

4. Puerto Rico

Declines since August 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (the funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of approximately USD 2 billion, of which claims with aggregate claimed damages of approximately USD 990 million have been resolved through settlements, arbitration or withdrawal of the claim. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and / or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans. A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied. Defendants’ requests for permission to appeal that ruling were denied by the Puerto Rico Court of Appeals and the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management and the co-manager of certain of the funds, seeking damages for investor losses in the funds during the period from May 2008 through May 2014. In 2016, defendants’ motion to dismiss was granted in part and denied in part. In 2015, a class action was filed in Puerto Rico state court against UBS PR seeking equitable relief in the form of a stay of any effort by UBS PR to collect on non-purpose loans it acquired from UBS Bank USA in December 2013 based on plaintiffs’ allegation that the loans are not valid. The trial court denied defendants’ motion to dismiss the action based on a forum selection clause in the loan agreements; the Puerto Rico Supreme Court has stayed the action pending its review of defendants’ appeal from that ruling.

In 2014, UBS reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (OCFI) in connection with OCFI’s examination of UBS’s operations from January 2006 through September 2013, pursuant to which UBS is paying up to an aggregate of USD 7.7 million in investor education contributions and restitution.

In 2015, the SEC and the Financial Industry Regulatory Authority (FINRA) announced settlements with UBS PR of their separate investigations stemming from the 2013 market events. Without admitting or denying the findings in either matter, UBS PR agreed in the SEC settlement to pay USD 15 million and USD 18.5 million in the FINRA matter. We also understand that the DOJ is conducting a criminal inquiry into the impermissible reinvestment of non-purpose loan proceeds. We are cooperating with the authorities in this inquiry.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. In December 2016, the court granted the System’s request to join the action as a plaintiff, but ordered that plaintiffs must file an amended complaint. In March 2017, the court denied defendants’ motion to dismiss the amended complaint.

Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012. Beginning in 2012, two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities, certain of the funds and certain members of UBS PR senior management, seeking damages for investor losses in the funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. In 2016, the court denied plaintiffs’ motion for class certification. In March 2017, the US Court of Appeals for the First Circuit denied plaintiffs’ petition seeking permission to bring an interlocutory appeal challenging the denial of their motion for class certification.

Beginning in 2015, agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) have defaulted on certain interest payments, and in 2016, the Commonwealth defaulted on payments on its general obligation debt. Executive orders of the Governor that have diverted funds to pay for essential services instead of debt payments and stayed any action to enforce creditors’ rights on the Puerto Rico bonds continue to be in effect. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board is authorized to impose, and has imposed, a stay on exercise of creditors’ rights. These events, further defaults, any further legislative action to create a legal means of restructuring Commonwealth obligations or to impose additional oversight on the Commonwealth’s finances, or any restructuring of the Commonwealth’s obligations may increase the number of claims against UBS concerning Puerto Rico securities, as well as potential damages sought.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 13   Provisions and contingent liabilities (continued)

Our balance sheet at 31 March 2017 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR, and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals and related structured products businesses. Since then, various authorities have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, the Swiss Competition Commission (WEKO), the DOJ, the SEC, the US Commodity Futures Trading Commission (CFTC), the Board of Governors of the Federal Reserve System (Federal Reserve Board), the California State Attorney General, the UK Financial Conduct Authority (FCA) (to which certain responsibilities of the UK Financial Services Authority (FSA) have passed), the UK Serious Fraud Office (SFO), the Australian Securities and Investments Commission (ASIC), the Hong Kong Monetary Authority (HKMA), the Korea Fair Trade Commission (KFTC) and the Brazil Competition Authority (CADE). In addition, WEKO is, and a number of other authorities reportedly are, investigating potential manipulation of precious metals prices.

In 2014, UBS reached settlements with the FCA and the CFTC in connection with their foreign exchange investigations, and FINMA issued an order concluding its formal proceedings with respect to UBS relating to its foreign exchange and precious metals businesses. In 2015, the Federal Reserve Board and the Connecticut Department of Banking issued an Order to Cease and Desist and Order of Assessment of a Civil Monetary Penalty Issued upon Consent (Federal Reserve Order) to UBS AG.

In 2015, the DOJ’s Criminal Division (Criminal Division) terminated the December 2012 Non-Prosecution Agreement (NPA) with UBS AG related to UBS’s submissions of benchmark interest rates. As a result, UBS AG entered into a plea agreement with the Criminal Division pursuant to which UBS AG pleaded guilty to a one-count criminal information filed in the US District Court for the District of Connecticut charging UBS AG with one count of wire fraud in violation of 18 USC Sections 1343 and 2. Sentencing occurred in January 2017. Under the plea agreement, UBS AG has paid a USD 203 million fine and is subject to a three-year term of probation starting on the sentencing date. The criminal information charges that, between approximately 2001 and 2010, UBS AG engaged in a scheme to defraud counterparties to interest rate derivatives transactions by manipulating benchmark interest rates, including Yen LIBOR. The Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain UBS AG employees committed criminal conduct that violated the NPA in certain foreign exchange market transactions.

We have ongoing obligations to cooperate with these authorities and to undertake certain remediation, including actions to improve UBS’s processes and controls.

UBS has been granted conditional leniency or conditional immunity by the Antitrust Division of the DOJ (Antitrust Division) from prosecution for EUR / USD collusion and entered into a non-prosecution agreement covering other currency pairs. As a result, UBS AG will not be subject to prosecutions, fines or other sanctions for antitrust law violations by the Antitrust Division, subject to UBS AG’s continuing cooperation. However, the conditional leniency and conditional immunity grant does not bar government agencies from asserting other claims and imposing sanctions against UBS AG. UBS has also been granted conditional immunity by authorities in certain jurisdictions, including WEKO, in connection with potential competition law violations relating to foreign exchange and precious metals businesses and, as a result, will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in those jurisdictions, subject to UBS AG’s continuing cooperation as the leniency applicant.

Investigations relating to foreign exchange and precious metals matters by numerous authorities, including the CFTC, remain ongoing notwithstanding these resolutions.

Note 13   Provisions and contingent liabilities (continued)

Foreign exchange-related civil litigation: Putative class actions have been filed since November 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. In 2015, additional putative class actions were filed in federal court in New York against UBS and other banks on behalf of a putative class of persons who entered into or held any foreign exchange futures contracts and options on foreign exchange futures contracts since 1 January 2003. The complaints assert claims under the Commodity Exchange Act (CEA) and the US antitrust laws. In 2015, a consolidated complaint was filed on behalf of both putative classes of persons covered by the US federal court class actions described above. UBS has entered into a settlement agreement that would resolve all of these US federal court class actions. The agreement, which has been preliminarily approved by the court and is subject to final court approval, requires, among other things, that UBS pay an aggregate of USD 141 million and provide cooperation to the settlement classes.

A putative class action has been filed in federal court in New York against UBS and other banks on behalf of participants, beneficiaries, and named fiduciaries of plans qualified under the Employee Retirement Income Security Act of 1974 (ERISA) for whom a defendant bank provided foreign currency exchange transactional services, exercised discretionary authority or discretionary control over management of such ERISA plan, or authorized or permitted the execution of any foreign currency exchange transactional services involving such plan’s assets. The complaint asserts claims under ERISA. The parties filed a stipulation to dismiss the case with prejudice. The plaintiffs have appealed the dismissal.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of a putative class of persons and businesses in the US who directly purchased foreign currency from the defendants and their co-conspirators for their own end use. That action has been transferred to federal court in New York. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint.

In 2016, a putative class action was filed in federal court in New York against UBS and numerous other banks on behalf of a putative class of persons and entities who had indirectly purchased FX instruments from a defendant or co-conspirator in the US. The complaint asserts claims under federal and state antitrust laws. In response to defendants’ motion to dismiss, plaintiffs have sought to amend their complaint.

In 2015, UBS was added to putative class actions pending against other banks in federal court in New York and other jurisdictions on behalf of putative classes of persons who had bought or sold physical precious metals and various precious metal products and derivatives. The complaints in these lawsuits assert claims under the antitrust laws and the CEA, and other claims. In October 2016, the court in New York granted UBS’s motions to dismiss the putative class actions relating to gold and silver. Plaintiffs in those cases are seeking to amend their complaints to add new allegations about UBS. In March 2017, the court in New York granted UBS’s motion to dismiss the platinum and palladium action.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the SFO, the Monetary Authority of Singapore (MAS), the HKMA, FINMA, the various state attorneys general in the US and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to LIBOR and other benchmark rates. These investigations focus on whether there were improper attempts by UBS, among others, either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time, FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of approximately CHF 1.4 billion in fines and disgorgement in connection with these resolutions. UBS Securities Japan Co. Ltd. (UBSSJ) entered into a plea agreement with the DOJ under which it entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. UBS entered into an NPA with the DOJ, which (along with the plea agreement) covered conduct beyond the scope of the conditional leniency / immunity grants described below. Under the NPA, UBS agreed, among other things, that for two years from 18 December 2012 it would not commit any US crime and would advise the DOJ of any potentially criminal conduct by UBS or any of its employees relating to violations of US laws concerning fraud or securities and commodities markets. The term of the NPA was extended by one year to 18 December 2015. In 2015, the Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain UBS AG employees committed criminal conduct that violated the NPA.

In 2014, UBS reached a settlement with the European Commission (EC) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives and paid a EUR 12.7 million fine, which was reduced to this level based in part on UBS’s cooperation with the EC. In 2016, UBS reached a settlement with WEKO regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives and received full immunity from fines. The MAS, HKMA and the Japan Financial Services Agency have also resolved investigations of UBS (and in some cases, other banks). We have ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 13   Provisions and contingent liabilities (continued)

Investigations by the CFTC, ASIC and other governmental authorities remain ongoing notwithstanding these resolutions.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and WEKO, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. As a result of these conditional grants, UBS will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity in connection with the matters covered by the conditional grants, subject to our continuing cooperation as leniency applicant. However, since the Secretariat of WEKO has asserted that UBS does not qualify for full immunity, UBS has been unable to reach a settlement with WEKO, and therefore the investigation will continue. Furthermore, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, USD ISDAFIX rates and other benchmark rates, and seek unspecified compensatory and other damages under varying legal theories.

In 2013, the US district court in the USD LIBOR action dismissed the federal antitrust and racketeering claims of certain USD LIBOR plaintiffs and a portion of their claims brought under the CEA and state common law. Certain plaintiffs appealed the decision to the Second Circuit, which, in 2016, vacated the district court’s ruling finding no antitrust injury and remanded the case back to the district court for a further determination on whether plaintiffs have antitrust standing. In 2016, the district court again dismissed plaintiffs’ antitrust claims, this time for lack of personal jurisdiction over UBS and other foreign banks. In 2014, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiff’s claims, including federal antitrust claims. In 2015, the same court dismissed plaintiff’s federal racketeering claims and affirmed its previous dismissal of plaintiff’s antitrust claims. In 2017, the court also dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds. Also in 2017, the court in the EURIBOR lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. UBS and other defendants in other lawsuits including those related to CHF LIBOR, GBP LIBOR and USD and SGD SIBOR and Australian BBSW have filed motions to dismiss. In 2016, UBS entered into an agreement with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement is subject to court approval.

Since September 2014, putative class actions have been filed in federal court in New York and New Jersey against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX. The complaints, which have since been consolidated into an amended complaint, allege that the defendants conspired to manipulate ISDAFIX rates from 1 January 2006 through June 2013, in violation of US antitrust laws and certain state laws, and seek unspecified compensatory damages, including treble damages. In 2016, the court in the ISDAFIX action denied in substantial part defendants’ motion to dismiss, holding that plaintiffs have stated Sherman Act, breach-of-contract and unjust-enrichment claims against defendants, including UBS AG.

Government bonds: Putative class actions have been filed in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. The complaints generally allege that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction. They assert claims under the antitrust laws and the CEA and for unjust enrichment. The cases have been consolidated in the SDNY. Following filing of these complaints, UBS and reportedly other banks are responding to investigations and requests for information from various authorities regarding US Treasury securities and other government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 31 March 2017 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Note 13   Provisions and contingent liabilities (continued)

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 March 2017 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

7. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.7 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. These assessments are being challenged in administrative and judicial proceedings. The majority of these assessments relate to the deductibility of goodwill amortization in connection with UBS’s 2006 acquisition of Pactual and payments made to Pactual employees through various profit-sharing plans. In 2015, an intermediate administrative court issued a decision that was largely in favor of the tax authority with respect to the goodwill amortization assessment. In 2016, the highest level of the administrative court agreed to review this decision on a number of the significant issues.

8. Investigation of UBS’s role in initial public offerings in Hong Kong

The Hong Kong Securities and Futures Commission (SFC) has been conducting investigations into UBS’s role as a sponsor of certain initial public offerings listed on the Hong Kong Stock Exchange. In 2016, the SFC informed UBS that it intends to commence action against UBS and certain UBS employees with respect to sponsorship work in those offerings, which could result in financial ramifications for UBS, including fines and obligations to pay investor compensation, and suspension of UBS’s ability to provide corporate finance advisory services in Hong Kong for a period of time. In January 2017, a writ was filed by the SFC with Hong Kong’s High Court in which UBS is named as one of six defendants from whom the SFC is seeking compensation in an unspecified amount for losses incurred by certain shareholders of China Forestry Holdings Company Limited, for whom UBS acted as a sponsor in connection with their 2009 listing application.

Note 14   Guarantees, commitments and forward starting transactions

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	31.3.17			31.12.16
CHF million	Gross	Sub- participations	Net	Gross	Sub- participations	Net
Guarantees
Credit guarantees and similar instruments	6,595	(427)	6,168	6,447	(424)	6,023
Performance guarantees and similar instruments	3,117	(674)	2,443	3,190	(696)	2,494
Documentary credits	7,130	(1,672)	5,458	7,074	(1,761)	5,313
Total guarantees	16,842	(2,773)	14,069	16,711	(2,881)	13,830
Loan commitments	46,063	(1,460)	44,603	54,430	(1,513)	52,917
Forward starting transactions¹
Reverse repurchase agreements	25,136			10,178
Securities borrowing agreements	55			36
Repurchase agreements	18,124			5,984
1 Cash to be paid in the future by either UBS or the counterparty.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15   Changes in organization and disposals

Restructuring expenses

Restructuring expenses arise from programs that materially change either the scope of business that UBS AG engages in or the manner in which such business is conducted. Restructuring expenses are necessary to effect such programs and include items such as severance and other personnel-related expenses, duplicate headcount costs, impairment and accelerated depreciation of assets, contract termination costs, consulting fees, and related infrastructure and system costs. These costs are presented in the income statement according to the underlying nature of the expense.

Net restructuring expenses by business division and Corporate Center unit
	For the quarter ended			% change from
CHF million	31.3.17	31.12.16	31.3.16	4Q16	1Q16
Wealth Management	88	143	79	(38)	11
Wealth Management Americas	22	31	33	(29)	(33)
Personal & Corporate Banking	19	21	23	(10)	(17)
Asset Management	20	12	20	67	0
Investment Bank	78	116	117	(33)	(33)
Corporate Center	13	46	(8)	(72)
of which: Services	10	38	(9)	(74)
of which: Non-core and Legacy Portfolio	2	8	2	(75)	0
Total net restructuring expenses	240	370	263	(35)	(9)
of which: personnel expenses	113	169	126	(33)	(10)
of which: general and administrative expenses	124	191	136	(35)	(9)
of which: depreciation and impairment of property, equipment and software	4	10	1	(60)	300
of which: amortization and impairment of intangible assets	0	0	0

Net restructuring expenses by personnel expense category
	For the quarter ended			% change from
CHF million	31.3.17	31.12.16	31.3.16	4Q16	1Q16
Salaries and variable compensation	100	174	114	(43)	(12)
Contractors	13	15	11	(13)	18
Social security	2	2	2	0	0
Pension and other post-employment benefit plans	(4)	(24)	(4)	(83)	0
Other personnel expenses	2	2	4	0	(50)
Total net restructuring expenses: personnel expenses	113	169	126	(33)	(10)

Net restructuring expenses by general and administrative expense category
	For the quarter ended			% change from
CHF million	31.3.17	31.12.16	31.3.16	4Q16	1Q16
Occupancy	19	26	29	(27)	(34)
Rent and maintenance of IT and other equipment	29	22	10	32	190
Administration	5	11	3	(55)	67
Travel and entertainment	2	4	2	(50)	0
Professional fees	26	53	34	(51)	(24)
Outsourcing of IT and other services	43	59	74	(27)	(42)
Other¹	0	17	(17)	(100)	(100)
Total net restructuring expenses: general and administrative expenses	124	191	136	(35)	(9)
1 Mainly comprised of onerous real estate lease contracts.

Note 15   Changes in organization and disposals (continued)

Disposal group held for sale

In 2016, UBS AG agreed to sell a life insurance subsidiary within Wealth Management. This sale is currently expected to close in the second quarter of 2017, subject to customary closing conditions. As of 31 March 2017, the assets and liabilities of this business are presented as a disposal group held for sale within Other assets and Other liabilities and amounted to CHF 5,074 million and CHF 5,052 million, respectively (31 December 2016: CHF 5,137 million and CHF 5,213 million, respectively).

Note 16   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS AG’s foreign operations into Swiss francs.

	Spot rate			Average rate¹
	As of			For the quarter ended
	31.3.17	31.12.16	31.3.16	31.3.17	31.12.16	31.3.16
1 USD	1.00	1.02	0.96	1.00	1.01	0.99
1 EUR	1.07	1.07	1.09	1.07	1.08	1.10
1 GBP	1.25	1.26	1.38	1.25	1.25	1.42
100 JPY	0.90	0.87	0.85	0.89	0.90	0.86

1 Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for UBS AG.

Appendix

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for the financial performance of UBS AG (which, for the purposes of this cautionary statement, refers to UBS AG and its subsidiaries) and statements relating to the anticipated effect of transactions and strategic initiatives on UBS AG’s business and future development. While these forward-looking statements represent UBS AG’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS AG’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator, liquidity coverage ratio and other financial resources, and the degree to which UBS AG is successful in implementing changes to its wealth management businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS AG operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS AG’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS AG’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these would have on UBS AG’s business activities; (v) uncertainty as to the extent to which the Swiss Financial Market Supervisory Authority (FINMA) will confirm limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements, including changes in legal structure and reporting required to implement US enhanced prudential standards, completing the implementation of a service company model, and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, to proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS’s legal structure and operations as a result of it; (viii) changes in UBS AG’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS AG’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS AG may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS AG, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA; (xi) the effects on UBS AG’s cross-border banking business of tax or regulatory developments and of possible changes in UBS AG’s policies and practices relating to this business; (xii) UBS AG’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiv) UBS AG’s ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS AG’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS AG’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors, including methodology, assumptions and stress scenarios, may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS Group AG and UBS AG and filings made by UBS Group AG and UBS AG with the SEC, including UBS Group AG and UBS AG’s Annual Report on Form 20-F for the year ended 31 December 2016. UBS AG is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be calculated on the basis of figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

50

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS AG

By: _/s/ Sergio Ermotti________________

Name:  Sergio Ermotti

Title:    President of the Executive Board

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Chief Financial Officer

By: _/s/ Todd Tuckner___________   _

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

Date:  May 3, 2017